DREYFUS PREMIER INVESTMENT FUNDS (“Registrant”)
Dreyfus Enhanced Income Fund
Dreyfus Global Real Estate Securities Fund
Dreyfus Large Cap Equity Fund
Dreyfus Large Cap Growth Fund
Dreyfus Large Cap Value Fund
Registration No. 811-6490

Sub-Item 77M

During the fiscal period ended December 31, 2008, BNY Hamilton Enhanced Income Fund, BNY Hamilton Global Real Estate Securities Fund, BNY Hamilton Large Cap Equity Fund, BNY Hamilton Large Cap Growth Fund and BNY Hamilton Large Cap Value Fund, (the “Acquired Funds”) was reorganized into Dreyfus Enhanced Income Fund, Dreyfus Global Real Estate Securities Fund, Dreyfus Large Cap Equity Fund, Dreyfus Large Cap Growth Fund and Dreyfus Large Cap Value Fund, (the “Acquiring Funds”), as described below.

At the meeting of the Registrant’s Board of Directors, held on March 18, 2008, the Board unanimously approved the Acquiring Funds entering into an Agreement and Plan of Reorganization providing for the transfer of all of the Acquired Funds’ assets in a tax-free reorganization to the Acquiring Funds, in exchange for shares of the Acquiring Funds and the assumption by the Acquiring Funds of the Acquired Funds’ stated liabilities.

At a Special Meeting of Shareholders of the Acquired Funds held on July 16, 2008, shareholders of the Acquired Funds voted to approve the Agreement and Plan of Reorganization. The vote of the Acquiring Funds’ shareholders was not solicited since their approval or consent was not necessary for the exchange.

After the close of business on September 12, 2008 the Reorganization was consummated and the shares of the Acquiring Funds received by the Acquired Funds’ shareholders were distributed to the Acquired Funds’ shareholders in liquidation of the Acquired Funds. A form N-8F will be filed with the SEC to de-register the Acquired Funds.